Exhibit 99.1

Sinovac Granted Interim Injunctive Relief Regarding Filings Bearing a Falsified Company Seal and

Forged Board Member Signatures

October 22, 2018 06:12 AM Eastern Daylight Time

BEIJING--(BUSINESS WIRE)--Senior management of Sinovac Biotech Ltd. (NASDAQ:SVA) ("Sinovac" or the "Company") and the lawful directors of Sinovac Hong Kong (“Lawful Directors”), Mr. Yin Weidong and Ms. Wang Nan, have been granted interim injunctive relief against Mr. Li Pengfei (“Mr. Li”) and Mr. Cao Jianzeng (“Mr. Cao”) by the High Court of the Hong Kong Special Administrative Region (“Hong Kong High Court”). The interim injunction was granted in the Hong Kong High Court proceedings brought by the Lawful Directors to nullify and remove forged documents that were illegally filed with the Hong Kong Companies Registry (“Companies Registry”) in respect of Sinovac Biotech (Hong Kong) Limited (“Sinovac HK”). These forged documents were used to unlawfully remove the Lawful Directors of Sinovac HK’s subsidiary, Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) and to deceive the Industry and Commerce Bureau of Beijing into believing that the board of Sinovac Beijing had been reconstituted.

As described in previous press releases, Sinovac became aware on Monday October 8, 2018 that unauthorized documents in respect of Sinovac HK had been unlawfully filed with the Hong Kong Companies Registry and that unauthorized documents in respect of Sinovac Beijing had been unlawfully filed with the Industry and Commerce Bureau of Beijing.

In a hearing before the Hong Kong High Court on 19 October 2018, the Lawful Directors asked the Court to grant an urgent interim injunction order to restrain Mr. Li and Mr. Cao from taking further unlawful actions against Sinovac HK and its subsidiaries. Mr. Li and Mr. Cao were given prior notice of the hearing but did not appear in Court to respond to the proceedings. The Companies Registry, the Hong Kong government body responsible for maintaining official company records, did not oppose the injunction application and agreed to the terms of the interim injunction order sought by the Lawful Directors. At the hearing, the Judge granted an interlocutory injunction in the same terms sought by the Lawful Directors restraining Mr. Li and Mr. Cao from purporting to act or holding themselves out as directors of Sinovac HK or its subsidiaries, purporting to take any actions as directors of the Company or its subsidiaries, and relying on or using the forged documents in any way whatsoever.

Sinovac has also petitioned in the High Court of Justice in Antigua and Barbuda for 1Globe Capital LLC (“1Globe”) to be restrained from making any attempt to take control of the company or in any way undermine the court’s authority in the existing litigation between 1Globe and the Company.

The Board of Directors and management of publicly traded Sinovac, which remain unchanged by the unauthorized actions of Sinobioway and the Dissident Shareholders, are closely monitoring these unauthorized actions purportedly taken at Sinovac HK and Sinovac Beijing and continue their fiduciary duties to act in the best interests of the Company and all shareholders as the Company moves forward in its mission to develop vaccines that enhance health in China and around the world. Furthermore, the Board of Directors and management of Sinovac are vigorously protecting the rights of all shareholders in all applicable courts.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information please refer to the Company’s website at www.sinovacbio.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

Contacts

Investor Contacts:

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

or

ICR

Bill Zima

Tel: +1-646-308-1707

william.zima@icrinc.com

or

Media Contact:

Abernathy MacGregor

Sheila Ennis

Tel: +1-415-745-3294

sbe@abmac.com

or

China Media Contact:

ICR

Edmond Lococo

Tel: +86-10-6583-7510

Edmond.Lococo@icrinc.com